United States securities and exchange commission logo





                             August 3, 2022

       Arnaud Massenet
       Chief Executive Officer
       Aurora Acquisition Corp.
       20 North Audley Street
       London W1K 6LX, United Kingdom

                                                        Re: Aurora Acquisition
Corp.
                                                            Amendment No. 6 to
                                                            Registration
Statement on Form S-4
                                                            Filed July 13, 2022
                                                            File No. 333-258423

       Dear Mr. Massenet:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2022 letter.

       Amended Registration Statement filed July 14, 2022

       General

   1. Please provide us with any correspondence between each of Barclays and Bank of
                                                        America and Aurora and
Citigroup and Better relating to their respective resignations as financial advisors.
   2.                                                   Please provide us with
letters from each of Barclays, Citigroup and Bank of
                                                        America stating whether
each of them agrees with the statements made in your prospectus related to their
resignation and, if not, stating the respects in which they do not agree.
                                                        Please revise your
disclosure accordingly to reflect that you have discussed the disclosure
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Aurora Acquisition Corp.
August 3, 2022
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         with Barclays, Citigroup and Bank of America and they either agree or do not agree with the conclusions and the risks associated with such outcome. If the firms do not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, if applicable, please indicate that the firms refused to discuss the reasons for their resignations and forfeiture of fees, if applicable, with management.
Transaction Summary, page 43

3. Please clarify whether the PIPE Investment by SoftBank is a condition to closing the
         Business Combination, and, if not, disclose the impact to the post-business combination company if the PIPE Investment is not consummated.
Risk Factors, page 81

4. Refer to your response to comment 7. Please update your risk factor disclosure to reflect recent negative trends impacting your business, including by way of example the caption of the risk factor on page 89 "[w]e may not be able to continue to grow our loan production business" and the risk factor on page 91 captioned "[o]ur recent growth has already dramatically slowed and we may not be able to grow our revenues in the future."
Risk Factors
We identified a material weakness in our internal control over financial reporting, page 104

5.       Refer to your response to comment 12. Please address the following:
             Specify the COSO framework utilized; and
             Enhance your disclosure to explain in more detail the nature of the deficiencies of
             Better   s workplace culture and organizational structure that
prevented it from
             demonstrating a commitment to integrity and ethical values, and for management to establish structures, reporting lines, and appropriate authorities and responsibilities that resulted in ineffective control over financial reporting. We note the material weaknesses you cite are internal control components and principles of the COSO
             2013 Framework.
Risks Related to Our Warehouse Lines of Credit
Our business relies on our warehouse lines, page 135

6. Please place this risk factor in context by disclosing that Barclays has paused the $500 million warehouse lending line and other services to Better and describe the specific risks
FirstName LastNameArnaud Massenet
       because Barclays is re-evaluating its relationship with Better. Please similarly revise other
Comapany    NameAurora
       risk factors where Acquisition
                           you referenceCorp.
                                          "a financial counter-party's decision
to pause" the
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Risks Related to the Business Combination and Aurora
Each of Baclays and City Group has resigned from its financial advisory role, page 167

7. Please remove the statement that Barclay's and Citigroup's "resignation reflects a broader trend at similar companies." This disclosure is not appropriate given each has disclaimed responsibility for the proxy statement/prospectus disclosure and is inconsistent with your statement in the first paragraph that you will not speculate as to the financial advisors'
         reasons for resigning from their respective engagements.
8. Please clarify whether any or all of Barclays, Citibank, and Bank of America were involved in the preparation of disclosure that is included in the registration
         statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by
         Better's management and reviewed by the board of directors of Aurora or the projected financial information of Better. In this regard it appears from this risk factor that each
         Barclays, Citibank, and Bank of America were involved in preparing this disclosure.
         Revise here and on page 224 to describe in detail the respective roles of each Barclays,
         Citibank, and Bank of America in connection with the preparation of the registration statement and the valuation of Better. Please also disclose the rationale for continuing to rely on information disclaimed by the professional organizations associated with or responsible for that information.
9.       Please disclose here and on page 224 whether Barclays, Citigroup, or
Bank of
         America assisted in the preparation or review of any materials reviewed by the Aurora board of directors or management or as part of their services to Better, as the case may be, and whether Barclays, Citigroup, or Bank of America have withdrawn their association with those materials and notified Aurora or Better, respectively, of that disassociation.
         For context, disclose that there are similar circumstances in which the financial institutions are named and that the resignations indicate those parties are not willing to have the liability associated with such work in this transaction.
10. Please provide us with the engagement letters between Aurora and Barclays and Better and Citigroup. Please disclose any other ongoing obligation of Aurora or Better under the respective engagement letters that will survive the termination of the engagement. In this regard we note your disclosure on page 167 that the indemnity and contribution obligations will continue.
11. Please discuss the potential impact on the transaction related to the resignation of Barclays and Citigroup. We note that Barclays has advised on the business combination transaction, served as financial advisor to Aurora's board of directors and PIPE placement agent, as well as provided general advisory services in the context of proposed targets of Aurora, including by not limited to valuation advice. We also note that the primary services rendered by Citigroup in connection with the business combination included financial
         advice to Better   s board of directors, review of investor materials,
and assistance in
         preparation of the dilution analysis. If Barclays, Citigroup, or Bank of America would
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         have played a role in the closing, please revise to identify the party who will be filling those roles.
12. Please disclose whether the PIPE investors have been notified of the Barclays resignation and whether any of the PIPE investors have withdrawn from the deal
         based on these resignations. Also disclose whether any other bank will be paid the portion of the fees owed to Barclays in connection with PIPE placement agent services.
Better Overview, page 325

13.      You disclose that Tinman allows you to change the cost structure of the legacy
         homeownership process, shifting the model from one built around expensive
         commissioned intermediaries, that you have been able to re-architect the problematic aspects of traditional industry processes and deliver value through lower cost relative to industry averages. You also disclose that you remain focused on enhancing your automated systems, including Tinman, your automated decision-making engine, in a manner that will improve efficiency and reduce labor hours devoted to loan production but that there remain numerous parts of your loan production process that require human labor. Please expand your disclosures to address the following:
             Specify the problematic aspects of traditional industry processes that you have been able to re-architect and eliminate or reduce the cost that you would otherwise incur in a legacy homeownership process; and
             Specify the parts of your loan production process that still require human labor and how these parts correlate to your mortgage platform expenses.
14. You disclose on page 326 that in the quarter ended March 31, 2021, mortgage platform revenue made up 95.3% of your total net revenues, that you generated mortgage revenue through Gain on Sale from loans, that the lower rates you provided to your customers resulted in a lower Gain on Sale Margin but that you sought to offset lower Gain on Sale
         Margin through a lower origination cost structure enabled by your technology and operating efficiency, as well as to generate revenue on non-mortgage products offered to your customers and that you demonstrated 492.0% year-over-year growth in total non-
         mortgage revenue for the quarter ended March 31, 2022. Please revise your discussion in order to present a balanced discussion as follows:
             Discuss results in chronological order from latest to oldest beginning with the latest financial information included in the registration statement; Disclose both dollar amounts and related percentages of mortgage platform revenue
             and non-mortgage revenue; and
             Consider presenting quantitative results in a table format and address period-over-
             period changes in trends to support your discussion on the relationship between rates offered by you and the value proposition to customers, including non-mortgage products.
15. Your disclosures of the Better Net Income (Loss) Margin and Better Adjusted Net Income
         (Loss) Margin in the table on page 326 appear to be non-GAAP financial measures.
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         Please identify these as non-GAAP financial measures, and include the appropriate disclosure and reconciliations in your disclosure of non-GAAP financial
         measures beginning on page 381. Refer to Item 10(e)(2) of Regulation S-K and
         Regulation G.
16. Please update your business model revenue growth and growth discussions on page 328 to reflect the latest financial information included in the registration statement and discuss results in chronological order from latest to oldest to present a balanced discussion.
Better Cash Offer Program, page 330

17. Please enhance your discussion here and on page 366 to provide greater detail of the structure of the cash offer program, including how you would expect to earn a profit, as well as the following:
             Disclose how you fund homes purchased by you under the cash offer program and if the subsequent purchase by the borrower of the home from you occurs through your home finance products process and if different, how so, including impact to liquidity and capital resources; and
             Disclose the nature of expense incurred by you to offer this product.
Information About Better
Lower Labor Cost, page 339

18. Please clarify and address the following related to the decrease in total mortgage platform revenue for the three months ended March 31, 2022:
             The decrease in total mortgage platform revenue is attributable to net loss on sale of loans of $19.6 million for the three months ended March 31, 2022 compared to a net gain on sale of loans of $279.5 million as a result of a 50.5% decrease in total funded loans offset by an 11.7% increase in the fair value of IRLCs and forward sales commitments;
             The 50.5% decrease in total funded loans was driven by a reduction in Funded Loan
             Volume, Refinance Loan Volume, D2C Loan Volume offset by an increase in
             Purchase Loan Volume and B2B Loan Volume; and
             Present the table disclosed on page 326 that shows for each specified period, average
             MBA 30-year fixed rate, Better   s average 30-year fixed rate,
Better   s Gain on Sale
             Margin and explain why you recognized a net loss on sale of loans despite a gain on sale margin, and the factors contributing to the net loss on sale of loans for the period ended March 31, 2022.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business, page 354

19. Please update your disclosures and related discussions throughout the registration
         statement and Management   s Discussion and Analysis to present in
chronological order
         from latest to oldest, beginning with the latest financial information included in the
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         registration statement to present a balanced discussion.
Home Finance Mortgage Platform Revenue Model, page 357

20. Please enhance your Home Finance Mortgage Platform Revenue Model discussion as follows:
             Present the table of components of mortgage platform revenue, net on page 372 as part of this discussion since Integrated relationships and IRLC and forward sales commitments are integral to mortgage platform revenue; and
             Expand to specifically address the impact of the change in trends to a net loss on sale of loans and that total mortgage platform revenue, net for the three months ended
              March 31, 2022 is attributable to changes in fair value of the IRLCs and forward sales commitments.
         Refer to Item 303(b)(2)(ii) of Regulation S-K.
Results of Operations
Key Business Metrics, page 363

21. You disclose that as part of your business model the low rates you provide to your customers result in a lower Gain on Sale Margin through a lower origination cost structure enabled by your technology and operating efficiency, as well as generate revenue on non-
         mortgage products offered to your customers and that you have demonstrated 492.0%
         year-over-year growth in your total non-mortgage revenue, which was $125.5 million in the quarter ended March 31, 2022, as a result of the growth of your Cash Offer program.
         Please disclose both the dollar volume and number of total homes purchased and total loans sold or leased as part of your Cash Offer program consistent with your Home
         Finance and Better Plus portfolios as part of your Key Business Metrics disclosures.
Mortgage Platform Revenue, Net, page 373

22. Please clarify and address the following related to the decrease in total mortgage platform revenue for the three months ended March 31, 2022:
             The decrease in total mortgage platform revenue is attributable to net loss on sale of loans of $19.6 million for the three months ended March 31, 2022 compared to a net gain on sale of loans of $279.5 million as a result of a 50.5% decrease in total funded loans offset by an 11.7% increase in the fair value of IRLCs and forward sales commitments;
             The 50.5% decrease in total funded loans was driven by a reduction in Funded Loan
             Volume, Refinance Loan Volume, D2C Loan Volume offset by an increase in
             Purchase Loan Volume and B2B Loan Volume; and
             Present the table disclosed on page 326 that shows for each specified period, average
             MBA 30-year fixed rate, Better   s average 30-year fixed rate,
Better   s Gain on Sale
             Margin and explain why you recognized a net loss on sale of loans despite a gain on sale margin.
         Refer to Item 303(b)(2)(ii) of Regulation S-K.
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August 3, 2022
Page 7
Operating Expenses, page 374

23. Refer to your response to comment 27. We also note that you attribute the $27.2 million or 17% increase in mortgage platform expense to $185.8 million for the quarter ended
         March 31, 2022 from $158.5 million for the quarter ended March 31, 2021 to the increase in purchase volumes and your operational restructuring. Please enhance your disclosures to clarify the following:
             Total loans funded during the quarter ended March 31, 2022 declined 50.5% to $20.9 million for the period ending March 31, 2022 from $42.3 million for the period ended
              March 31, 2021 offset by the increase in purchase loan volume to $2.7 million for the period ending March 31, 2022 from $1.4 million for the period ended March 31,
              2021; and
             More fully explain the increase in mortgage platform expense despite the significant decrease in total loans funded and disclose the amount of the $37.7 million in restructuring costs attributable to mortgage platform expense. Refer to Item 303(b)(2)(ii) of Regulation S-K.
Non-GAAP Financial Measures, page 381

24. You disclose in footnote 7 to your reconciliations of Adjusted Net Income (Loss) and
         Adjusted EBITDA that Other non-recurring expenses includes an adjustment of $37.7 million and $16.0 million for employee related severance costs in the periods ended
         March 31, 2022 and December 31, 2021. Please quantify for us the amount recognized by line item in your Consolidated Statements of Operations and Comprehensive Income
         (Loss).
Quantitative and Qualitative Disclosures about Market Risk, page 391

25. Refer to your response to comment 27 and the hypothetical impact of increases and decreases in interest rates by 25 and 50 basis points. Please revise to present hypothetical changes in market rates that are expected to reflect reasonable possible near-term change.
         Refer to Regulation S-K, Item 305(a)(1)(ii) and related instructions.
26. You disclose that you do not believe you have material exposure to foreign currency
FirstName LastNameArnaud Massenet
       exchange risk. Considering approximately half of your team members are located in India
Comapany    NameAurora
       and the             Acquisition
                United Kingdom,          Corp.
                                     please enhance your disclosure to clarify
your foreign exposure
Augustrelated
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                  these7 activities.
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        You may contact Rolf Sundwall at (202) 551-3105 or Michelle Miller at
(202) 551-
3368 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams, Acting
Legal Branch Chief, at (202) 551-3217 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Carl Marcellino, Esq.